Palmia

Spanish inspired and U.S. brewed, the world's 1st 90 calorie lemon-infused lager



🐦 f @ PALMIABEER.COM SAN FRANCISCO CA   Alcohol Retail Food Leisure Hospitality

💲 Last Funded January 2019!

$788,982
total funds raised ⓘ

487
total investors

Palmia   UPDATES⁵⁴   **ABOUT**   REVIEWS⁷³   ASK A QUESTION⁵²

Why you may want to support us...

1. Partnerships with Whole Foods, Target, Total Wine & More, Cost Plus, Sprouts, BevMo! In fact, we are now being sold in Raley's, Sprouts, Nob Hill Foods, Cost Plus World Market and Total Wine & More.

2. Sold in more than 150 California stores and 30 bars and restaurants less than a year after launch and recently opened distributor accounts in Oregon.

3. Successfully raised $204,565 from 288 Wefunder investors in July 2017.

4. Sold in some of the most recognizable bars and restaurants in San Francisco, including Sabrosa, Delarosa, Tacolicious, Monaghan's, Dosa, Chubby Noodle, Blue Light, and more.

5. Partnerships with LYFT, San Jose Sharks, and SAP Center.

6. Connections to Bottle Rock, Coachella, Life is Beautiful, ESPY's, and other large venues and events.

7. Winner of the 2018 People's Choice Award for the "Best Beer" at the Fremont Chamber of Commerce Burger and Brew Fest, beating out 38 other beers.

8. Recently signed with four distributors outside of the Bay Area -- Morris Distributor (serving Sonoma County and San Francisco), Chrissa Imports (Counties: San Mateo, Santa Clara, Contra Costa, Alameda, Santa Cruz, Monterey and San Benito), Sacanni Distributing Company (Counties: Sacramento, Amador, Butte, Colusa, El Dorado, Glenn, Lassen, Modoc, Nevada, Placer, Plumas, Shasta, Sierra, Solano, Sutter, Tehama, Yolo, Yuba, and Alpine, outside of Lake Alpine and Bear Valley), Siskiyou, (East, Trinity – East) and Point Blank Distributing (Portland, Eugene, and Bend). We now have 83 total sales representatives.

Why investors ♥ us
WE'VE RAISED $788,982 SINCE OUR FOUNDING



Palmia is the most refreshing, delicious beer to enjoy on any warm afternoon or evening. It's perfect for the beach, boating, baseball games or a barbecue with your friends. Drink one or more anytime of day or night as it makes whatever you are doing that much more fun!

Johnny Love Metheny
Owner Blue Light Bar, Mayes on Polk



Hi Robert & David - keep up the good work - Also you should consider getting into the TONIC GROUP's bars/catering services. Thank you always for the tasty beverage!

Jessica Gurskis
OC, LA, SF - engineer, product development, branding, medical devices



Richie Davis From Boston MA I love what I've read about this company. I see this product being a huge hit in the market across the country.

Richie Davis
A bodybuilder who has Self educated myself financially for a few years now. Invest in blue chip high market cap companies in the market now

SEE MORE

Our team



Robert Nathanson
CEO
Robert is a beverages expert & industry consultant with more than 10 years experience in the alcoholic beverage space, having expertise in private labeling, brand building, operations & distribution.



David Epstein
President and Chairman of the Board
David came up with the initial vision for Palmia and brought the Palmia concept from a beach in Spain to a viable product with an initial launch in San Francisco.



Mark Colburn
VP of Sales & Marketing
Specializes in the marketing and distribution of beer, cider, spirits and non alcoholic beverages



John McAlister
Technical Consultant
The ability to adapt to different workflows and learn new skills. Web development over ten years ago and the challenge of constant learning is what keeps me passionate about the industry today.



Jennifer Zanotto
Sales Ambassador (contract)
20 Years in the Beverage industry in all channels: chains, on and off-premise, major distribution and multi-state management. Worked with Fortune 500 companies taking regions to double figure growth.



Johnny Metheny
Sales Ambassador (contract)
Former owner of CA chain of bars and graills called Johnny Love's. One of San Francisco's best known bartenders. Metheny was inducted into The Bartender's Hall of Fame by Bartender's Magazine.



Christina Vincent
Sales Ambassador
Contract



Jimmy Consos
Business Development Advisor
Strong project background with growth and value add opportunity. Able to build rapport with clients and decision makers while enjoying a successful outcome. Also owns Grubstake Diner in SF.



Brad Kern
Advisor
15 years expertise in large-scale commercial and financial transactions, including complex securities offerings and acquisitions. Assisted Fortune 500 companies with compliance related matters.



Michael Neril
Advisor
15 years as a startup advisor, investor, co-founder. Founded Spider Capital, a seed-stage VC firm specializing in tech driven companies that building enterprise cloud and (SaaS) platforms.



Jeff Zeiszler
Advisor
Acquisitions VP at SummerHill Apartment Communities.



Lisa Faer
Advisor
Nurse Practitioner at the California Skin Institute.



Frank Quadro
Advisor
Graphics and Production Designer, Packaging Creative Specialist

In the news



















Downloads

- Palmia Deck 7.25.18 1 .pdf
- Palmia Memorandum 8.08.18.pdf
- 50 transcripts.txt
- 93 transcripts.txt

Palmia is the World's First 90 Calorie Lemon-Infused Beer

Inspired by the Spanish summer, Palmia targets U.S. millennials looking for a fun, delicious, and unique beer

In the U.S., there are 83 million people aged 21-35 who are looking for the next great drink. Craft alcohol has been growing nearly 13% year over year according to Fortune magazine—but consumers aren't always looking for a heavy IPA. Palmia provides the best of both worlds with unique, natural flavors and full bodied taste.



Palmia

There's a Growing Market for Light, Citrus Lager

Bud Light Lime alone is a $300M franchise. But we do it better.

The key selling points of beers like Bud Light Lime are low calories, fruity flavor, and, well, the alcohol. Palmia does it better with only 90 calories per bottle (Bud Light Lime has 116 calories), 4.2% alc. and Palmia's lemon flavor is naturally infused (Bud Light Lime has artificial flavoring).



Palmia

90

Calories

4.2%

Alcohol

250+

Accounts

We Have More than 250 Bay Area Accounts

In less than a year of business, we're sold in some of the most high-profile stores and restaurants in the Bay Area

Last year, we started business with V2.0 with one of San Francisco's most popular taqueria chains: Tacolicious. It wasn't just Tacolicious who sold out of Palmia, though. Prior to this, V1.0 completely sold out of 3,600 cases in 110 accounts across the Bay Area. This provided powerful market insight and valuable word of mouth marketing. Since then, we're already up to 250 Bay Area accounts and have recently added 4 new distributors and 83 new sales reps. Sales partners are still asking for more Palmia on their shelves, and your investment will help us fulfill those orders.



Ghirardelli Square
NORTH BEACH
Cable Car Museum
EMBARCADERO
FINANCIAL DISTRICT
Lyon Street Steps
PRESIDIO HEIGHTS
LAUREL HEIGHTS
The Fillmore
Painted Ladies
Conservatory of Flowers
HAIGHT-ASHBURY
MISSION BAY
AT&T Park
Mission Dolores Park
DOGPATCH



Twin Peaks
Zuckerberg San
Francisco General...

"Palmia is perfection as far as taste, and pairs perfectly with our tacos and our hand made guacamole. I can see this beer being one of our favorites here!"



Mike Barrow
MANAGING PARTNER AT TACOLICIOUS

We Have Accounts With Enormous Retailers

Accounts Already Opened

























Vendor Agreements







Our Progress So Far

Your investment will help us with production improvements, marketing, distribution, product development, and the hiring of additional account managers



Palmia First Founded
Finding the perfect taste profile for millennial men and women.
June 2012
May 2014
Product Modifications for Key Descriptors
We tweaked the Palmia formula to include all-natural flavors and to appeal to grocery outlets like Whole Foods, United Markets and Real Food Co.
ABC & Cola Approvals, Certified Licensing Secured
July 2014
September 2015
Team Palmia— Virtual C-Suite Secured
We put together an A-team that knows the industry inside and out and has an exit in the alcohol space, not to mention a master in the outdoor venue space.
Extensive Rolodex of Industry Partners
A long going relationship with key players in the industry including Safeway, Albertson's, BevMo!, Total Wine & More, Target, and more.
October 2015
March 2016
Production Secured
Our brewery is located in Monroe, WI—the capital of beer (& cheese)—the 9th largest brewery in the U.S.
Vendor Approval: Target
Account with Target open; Palmia will be in stores across North America.
May 2016
May 2016
Partnership with Band: Dig the Kid
Band featured in official music video for movie, "Point Break" with over 2.24 million views.
Letter of Intent and Approval: United Markets & Real Food Co.
November 2016
December 2016
BevMo!
Verbal Letter of Intent: BevMo!
Partnered with the largest alcohol retailer in California and now in Arizona and Washington.
Partnership with LYFT
February 2017
May 2017
Production Version 2.0 Palmia
COACHELLA
Palmia Hits Key Influencer Events
We have connections to Bottle Rock, Coachella, Life is Beautiful, ESPY's and many great venues.
June 2017

Let's Toast Together

Palmia is much more than a refreshing, naturally lemon-infused beer. It is our 90 calorie love letter to good taste. Inspired by adventures on the coast of Spain, our dream was to bring a new choice to the light beer market, a lager that demonstrates superior flavor and offers a long overdue alternative to all the other watered-down big beer brands.

offers a long overdue alternative to all the other watered-down big beer brands.

- Market segment: $106 billion annual sales in beer industry in the U.S.

- Women According to Datamonitor, Female drinkers now account for approximately 30% of US beer consumption - that means more than $31 Billion.

Our commitment is not simply to provide our customers with a satisfying drinking experience, but a lifestyle. We believe in the endless summer and we've bottled it.

We welcome you to join us at Palmia and share the growth we are experiencing.

Thank you,

Robert Nathanson

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Palmia is much more than a refreshing, naturally lemon-infused beer. It is our 90 calorie love letter to good taste. Inspired by adventures on the coast of Spain, our dream was to bring a new choice to the light beer market, a lager that has superior flavor & offers a long overdue alternative to all the other watered-down beer brands. Whether you find yourself relaxing at the beach or just spending time with friends after work, Palmia wants your time & your beer to be of the highest quality.

Where will your company be in 5 years? ⌄

The beer industry does $106 billion in annual sales, according to Brewers Association, and we'd like to be a well-known brand and carried in grocery stores worldwide. Having relationships with retailers like Target and BevMo! we hope to grow exponentially each quarter while continuing to enter into new markets and deliver quality beer to the masses.

What is Palmia? ⌄

Palmia is the world's first lemon-infused beer under 100 calories made with all natural flavors. It is geared towards women and men who might not like the taste of regular beer and who are also trying to lead a healthier lifestyle.

How was Palmia born? ⌄

Palmia was born after a trip to Mallorca in Spain. People there were drinking these artisanal lemon-infused beers, unlike anything we had tasted before. Similar to a shandy but without being overly sweet. We went through several breweries and several flavor houses to recreate the exact flavor profile. We decided to take it one step further and create a light beer: Palmia is only 90 calories with 4.2% alcohol.

What makes Palmia unique? ⌄

There is nothing on the market that gives you the pound-for-pound punch as far as alcohol content with such a low calorie count. More importantly, our brewing process allows it to be infused with lemon while being made with 100% natural flavors and sweeteners.

Palmia is made in the ninth-largest brewery in the United States, Minhas. We expect the retail product to be $9.99 per six-pack at vendors like Target.

Who are your competitors? How do you compare? ⌄

Our nearest competitor is Bud Light Lime which has 116 calories and also contains 4.2% alcohol content. Last year, they sold $300 million!We want to be like Corona, but instead of putting a lime in every Corona, the lemony flavor is already infused in your beer. We package it in a clear bottle and using a light-stable hops, which is very rare in the beer industry. When you compare Palmia to a Ballast Point or a Lagunita's, the color is the same but the taste is a completely new profile.Palmia is the first lemon infused beer on the market under 100 calories which has 4.2% alcohol content.

Who are your customers? ⌄

Women make up 31% of the alcohol consumption in beer. In 2015, the beer industry alone was a $106 billion market and the sales growth in the craft category alone is 13% annually according to the Brewers Association. We want to reach not only women but the health-conscious individual looking for alternative beer.

What progress have you made with vendors? ⌄

We started three years ago, and market-tested Palmia in San Francisco with 3,600 cases. We got placement into 110 accounts in under three months and sold out our inventory in less than a year. Since the release of our new V2.0, our biggest account here in San Francisco is now Mollie Stone's with 9 locations, and Whole Foods which is now growing to all CA locations! We took Palmia to Sprouts, Kroger, Nob Hill Foods, Cost Plus World

Market, Total Wine & More and other large box retailers, and they loved the image and flavor profile of the beer. In fact, we are now being sold in Raley's, Sprouts, Nob Hill Foods, Cost Plus World Market and Total Wine & More. The momentum we are seeing is so positive that we now have distribution in Portland, Eugene and Bend Oregon!

What's next for Palmia? Why are you raising now? ⌄

When you grow, you often grow too fast, and we don't want to run into that problem. We are now seeing momentum in sales and bigger markets, like Whole Foods, Total Wine & More, Cost Plus, Sprouts, Raley's, Nob Hill Foods, BevMo! and others. We want to raise enough money to hire the right marketing team and the right sales group. We need big brand ambassadors for every city or county we're in. Just because you have a distributor it doesn't mean the product is going to move. We want to eventually hire two sales heads and then, as the quarters go, bring in another two employees and open up new markets.

We are working on another beer, a gluten-free version that is also 90 calories and lemon infused as well. We have mastered a recipe with gluten-free hops made out of rice. Most of the gluten-free beers out there are not 100% gluten free. What they do is they filter out the gluten. We will sell a product that is 100% gluten-free with the same infusion process. Whole Foods is very interested.

Why have you chosen to use Regulation Crowdfunding? ⌄

We successfully raised enough capital to go to production of Palmia V2.0 and have received positive validation with the public and big box retailers such as Total Wine & More, Whole Foods, BevMo!, Mollie Stone's Markets, United Markets, TARGET, Cost Plus World Market, etc. We were happy with the outcome and responses with investors on WeFunder and its time to grow and expand into new, bigger regions. We would like people to be able to throw $500 or $1,000+ into it and not only see where it takes them but follow our expansion. By doing that, we can really include a lot of our friends, regardless of their financial situation, because certainly all of our friends would like to help us and all of our business associates would like to help us, but not all of them are accredited and in a position to throw $50,000 down.

Tell us about the Palmia team. ⌄

Robert is a beverages expert and industry consultant, with more than 10 years of experience in the alcoholic beverage space, including his recent role leading GRC Beverages, an acai infused rum company. His expertise in private labeling, brand building, operations and distribution network management give him a dynamic perspective on the business of selling beer, wine and spirits. He has a proven track record of success in long-term market strategies and building high-performance executive teams. Robert has led sophisticated platforms with product and service organizations with large market penetrations. From being a doctor to an entrepreneur, Robert focuses on operational excellence while planning and delivering growth strategies designed to improve market share. Robert also has extensive relationships in the grocery and restaurant/bar spaces as well as with distributors such as Southern Wine & Spirits, Young's Market, Republic National and Hartley & Parker.
David came up with the initial vision for Palmia and founded the Company in 2011. Working with other company management, he has been overseeing the implementation of the Palmia brand. He brought the Palmia concept from a beach in Spain to a viable product and an initial launch in San Francisco. David also helped finance a significant portion of Palmia's initial operations and product launch, and his dedication to the brand remains today as he continues to advise the company. David's energy, passion and vision continue to propel Palmia and its product.

What's your cash flow? ⌄

We have four distributors currently as of this month with open invoices that pay on a net 30 and we have a $10,000 deposit at our brewery. We also have trademark assets and our licenses, labels, formula and other production are ready to launch following fundraising. Operations are currently being funded by paid invoices. Prior to the fundraising, our burn rate is approximately $4000, consisting of $3000 in salary as well as marketing, promotional and administrative expense.

Financials

Palmia has financial statements ending December 31 2019. Our cash in hand is $195,000, as of March 2019. Over the three months prior, revenues averaged $4,565/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $5,000/month.

At a Glance
January 1 to December 31



$60,379 +496%
Revenue



-$97,051
Net Loss



$22
Short Term Debt



$376,917



$195,000



Raised in 2019   Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

	2018	2019
Revenues	$10,131	$60,379
Profit	$-33,093	$-97,051

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-161% ⓘ

Gross Margin:
81% ⓘ

Return on Assets:
-27% ⓘ

Earnings per Share:
-$0.09ⓘ

Revenue per Employee:
$30,190 ⓘ

Cash to Assets:
55% ⓘ

Revenue to Receivables:
446% ⓘ

Debt Ratio:
40% ⓘ

📄 Palmia Corporation Financial Statents- Reviewed 2019.pdf

📄 Palmia Corporation Financial Statements- Reviewed 4 1 .pdf

📄 Palmia Corporation Financial Statements- Reviewed 2017 .pdf

Risks

1

Our business operates in a highly competitive space.

We compete in the highly competitive beer market. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for space in retail establishments, bars and restaurants, all of which sell other beers and alcoholic beverages. Many of our competitors, including Corona, Anheuser-Busch and MillerCoors, have substantially greater financial resources, marketing strength and distribution networks than we do. Moreover, the introduction of new products by competitors that compete directly with our product or that diminish the importance of our product to retailers and other establishments may have a material adverse effect on our business and results of operations. In addition, we also face competition from producers of wine, spirits and flavored alcoholic beverages. Increased competition, higher costs to compete or consumer preference for our competitors' products could cause our business and results of operations to be materially adversely affected.

2

Our product is subject to consumer interest and market acceptance.

We are launching a new product in a highly competitive market. Our future performance will largely depend on consumer interest in our beer and the market's acceptance of our product. If consumers are unwilling to accept our product or if general market trends cause a decrease in the demand for beer, including light or infused beer, it would adversely affect our future sales and results of operations. Similarly, if we are unable to compete in the market effectively or if consumers are drawn to our competitors' products, our future sales and results of operations would be adversely affected. For example, if we have not gauged consumer preferences correctly or if our marketing activities do not successfully attract consumers to our beer, our overall brand may decline. Furthermore, if we have issues with the quality, taste or delivery of our product, confidence in our brand may diminish. Any of these occurrences would likely have an adverse effect on our future sales and results of operations.

In addition, changes in consumer attitudes or preferences could adversely affect any future sales of our product. The alcoholic beverage industry is subject to considerable societal and political attention due to increasing public concern over alcohol-related social problems. If alcoholic beverages in general, or beer in particular, were to fall out of favor with consumers, it would likely have an adverse impact on our... more

3

We are a development stage company with a history of losses and expect to continue to incur losses for the foreseeable future.

to continue to incur losses for the foreseeable future.

We are a development stage company that has incurred net losses since our inception, and we may not be able to achieve profitability in the future. Because we are still in the early stages of development, it is difficult to forecast operating expenses and revenue. We would expect our business, operating results and financial condition to be materially adversely affected if our revenues do not meet our projections and if our expenses or net losses are greater than expected. We cannot guarantee that our revenue or expenses will meet expectations or projections. In addition, since inception, we have funded our business primarily from the sale of securities and by borrowing funds, not from cash generated from operations. We expect to continue to incur production and distribution, sales and marketing, general and administrative and other expenses going forward as we scale our business. As a result, we expect to experience continued losses for the foreseeable future and even if we do achieve profitability, we may not be able to sustain or increase it.

4   **We are subject to governmental regulations affecting our business.**

The production and distribution of beer is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of nonalcohol related businesses. For example, the distribution and sale of beer requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

5   **We rely on a third party brewery for the production and distribution of our beer.**

We currently rely on one brewery to produce and distribute our beer. If we are unable to maintain our relationship with this brewery, our business could be significantly harmed. Furthermore, if this brewery were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our beer could also be significantly harmed. For example, in 2013, our brewery experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable replacement brewery in time or at all if any problems were to arise with this brewery.

6   **We may not be successful in securing distribution partnerships.**

A key component of our strategy includes developing relationships with leading local, regional and national distributors to expand our product reach and shelf space. Our inability to solidify such relationships could adversely affect our results of operations and ability to increase revenue.

7   **Additional financing may not be available on favorable terms, if at all.**

The production and distribution of beer is a capital intensive business, requiring significant working capital to scale and grow. Because we expect to incur net losses for the foreseeable future, we may need additional funds to expand or meet all of our operational needs. For example, we expect to continue to make significant marketing, operational and promotional expenditures to enhance our brand. If we need additional financing to support these activities, we cannot be certain that it will be available on favorable terms, if at all. Furthermore, if we issue additional shares of our capital stock, shareholders will experience additional dilution, which may be substantial. If we need funds and cannot raise them on acceptable terms, we may not be able to continue our operations at the current level or at all.

8   **We need to recruit and retain key personnel.**

Our future success depends upon the continued service of our executive officers, particularly our chief executive officer. The loss of the service of any of our executive officers, key employees or advisors could have a material adverse effect on our business. In addition, if we are unable to hire and retain a sufficient number of qualified personnel, particularly in operations and sales and marketing, our ability to grow our business could be adversely affected. Competition for qualified personnel is intense and we cannot guarantee that we will be successful in attracting and retaining such personnel. Furthermore, the departure or addition of any key personnel may be disruptive and could negatively impact our business.

9   **Transfers of the securities offered hereby and any stock issuable upon conversion thereof will be restricted.**

There is no public trading market for Palmia's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

10

We may not generate sufficient funding to repay the existing Convertible Notes or to allow for their conversion prior to maturity.

We cannot assure you that we will have sufficient financial resources, or will be able to arrange future equity or debt financing, to repay the Convertible Notes at maturity or to allow for their conversion prior to maturity. The Convertible Notes are convertible into common stock at maturity and would only be able to convert into stock prior to maturity if we are successful in raising a qualifying financing or we experience a change in control. In the event we are successful in raising a qualifying financing, the Convertible Notes would convert into shares of equity, though we expect such shares to remain illiquid for the foreseeable future, with no certainty of a future liquidity event which would provide a return of capital to debt or equity holders. In addition, holders of the Convertible Notes will not be entitled to any rights with respect to our stock (including, without limitation, voting rights), but will be subject to any changes made with respect to our stock. Holders will only be entitled to rights on our stock when such stock is delivered upon conversion.

11

Although most of our officers are full time, please note that our president and CFO and Secretary, David W. Epstein, is not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lawrence Epstein	Physician, Internal Medicine and on Staff at El Camino Hospital @ Self Employed	2015
Teresa LoBue	Founder and CEO @ Stealth Startup	2015
David Epstein	Oral Surgeon & Dentist @ David Epstein, DDS	2012

Officers

OFFICER	TITLE	JOINED
Mark Colburn	Vice President	2020
Robert Nathanson	Secretary CEO	2015
David Epstein	CFO President President	2012

Voting Power [?]

HOLDER	SECURITIES HELD	VOTING POWER
David Epstein	600,000 Common Stock	58.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2019	$376,917	SAFE
07/2017	$204,565	SAFE
12/2013	$60,000	Loan
12/2013	$75,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/30/2013	$75,000 [?]	6.0%	0.0%	None	12/31/2017 [?]

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
David Epstein [?]	12/30/2013	$60,000	$60,000 [?]	0.0%	12/31/2017	Yes

Related Party Transactions

David Epstein, Principal and Director, $60,000.00 promissory note, no interest. Issued $25,000 Convertible Note to the father of founder David Epstein in 2013, which matures on December 31, 2017 with a 20% discount on conversion upon a qualified equity financing with gross proceeds of at least $500,000 and accruing at a rate of 6% interest per annum.

Use of Funds

$100,000   We intend to use the net proceeds of this offering for public relations, marketing and increasing awareness with current accounts. In addition, we anticipate continuing administrative, legal and accounting expenses. The CEO's salary is currently $36,000. We will also be allocating funds to product development, distribution and support sales

We will also be allocating funds to product development, distribution and support sales, including the hiring of regional account managers. We intend to focus on a number of specific milestones to track our achievement against our strategic objectives of market adoption and revenue growth. Significant traction and sales has been achieved in San Francisco, and we plan to focus on the number of cases sold per month, number of cases used (consumption) and reorder rate among vendors, along with close monitoring of customer sentiment and brand recognition. We will also use 4% of this raise towards the Wefunder intermediary fee.

$250,000   We intend to use the net proceeds of this offering to build a large-scale sales and marketing team and open more markets for distribution. In addition, we anticipate continuing administrative, legal and accounting expenses. The CEO's salary is currently $36,000, but may increase to $48,000. We will also be allocating funds to product development, distribution and support sales, including the hiring of regional account managers.   We will also use 4% of this raise towards the Wefunder intermediary fee.

$1,070,000   We intend to use the net proceeds of this offering to build a large-scale sales and marketing team and open more markets for distribution. In addition, we anticipate continuing administrative, legal and accounting expenses. The CEO's salary is currently $36,000, but may increase to $120,000. We will also be allocating funds to product development, distribution and support sales, including the hiring of regional account managers.   In addition, we intend to use the net proceeds of this offering to distribute on a national level to all 50 states and continue to scale and increase our sales and marketing team. We will hire brand ambassadors to lead off-premise sales and awareness of the brand and increase sales. We will also use 4% of this raise towards the Wefunder intermediary fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Debt Securities		$75,000	No
Common Stock	100,000,000	1,092,785	No
Preferred Stock	100,000,000	0	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

